EX-99.B-77D

                                IVY FUNDS, INC.

SUB-ITEM 77D:  Policies with respect to security investments:


Ivy Asset Strategy Fund may invest an unlimited amount of its total assets in foreign securities.

Ivy Asset Strategy Fund may invest in money market instruments rated in one of the two highest categories by the requisite nationally recognized statistical rating organization ("NRSRO") or , if unrated, judged by WRIICO to be of comparable quality; provided, however, that the Fund may invest in a money market instrument rated below the two highest rating categories if such instrument is subject to a letter of credit or similar unconditional credit enhancement that is rated in one of the two highest categories by an NRSRO, or, if unrated, judged by WRIICO to be of comparable quality.